UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011.
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
THE INFORMATION CONTAINED IN EXHIBITS 5.3 AND 5.4 OF THIS FORM 6-K SHALL BE DEEMED FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) SOLELY FOR PURPOSES OF INCORPORATION BY REFERENCE INTO AND AS PART OF THE REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-175141) OF BANCOLOMBIA S.A. ON FILE WITH AND DECLARED EFFECTIVE BY THE SEC.

Explanatory Note
This report on Form 6-K contains the following exhibits:

Exhibit No.	Description
5.3	Validity Opinion of Gómez-Pinzón Zuleta Abogados S.A. as to the validity of the New York law-governed debt securities (Colombian law)*
5.4	Validity Opinion of Sullivan & Cromwell LLP *
23.4	Consent of Gómez-Pinzón Zuleta Abogados S.A. (included in Exhibit 5.3)
23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.4)
99.1	Announcement titled “Bancolombia Announces Results of Exchange Offer”, dated November 2, 2011

*	Information contained therein shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statement on Form F-4 (File No. 333-175141) of Bancolombia S.A. on file with and declared effective by the SEC.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 2, 2011	By:	/s/ Jaime Alberto Velásquez Botero
		Name:	Jaime Alberto Velásquez Botero
		Title:	Chief Financial Officer